Filed Pursuant to Rule 253(g)(2)

File No. 024-11005

Offering Circular Supplement

Dated January 25, 2022

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on March 11, 2020. A Post-Qualification Amendment #1 was filed with the SEC and, subsequently, was Qualified on November 20, 2020. A Post-Qualification Amendment #2 was filed with the SEC and, subsequently, was Qualified on February 8, 2021. A Post-Qualification Amendment #3 was filed with the SEC and, subsequently, was Qualified on July 13, 2021.

This Offering Supplement covers a change in the offering price of a portion of the shares offered from $0.0002 per share to $0.00016 per share. This change affects only the dilution and gross proceeds.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Price to Public	Commissions(2)	Proceeds to the Company(3)	Proceeds to Other Persons
Per Share	$0.00016	$0.00	$0.00016	$0.00
Maximum Offering(1)	$14,913,988	$0.00	$14,913,988	$0.00

(1)	Total maximum calculations take into account the sale of 491,200,000 shares of Common Stock at $0.0005, a total of $245,600 of proceeds, and 35,171,000,000 shares of Common Stock at $.0002, a total of $7,574,340 of proceeds, previously sold under this offering. As of the date of this Supplement, 44,337,800,000 shares, or $7,094,048, of Common Stock remain to be sold in this offering, which, when taken together with all sales of Common Stock through the date of this Supplement, is less than the rolling 12-month maximum offering amount of $20,000,000 allowable under Regulation A for Tier 1 issuers.

(2)	The shares will be offered on a “best-efforts” basis by our officers, directors and employees, and we do not intend to use commissioned sales agents or underwriters. In the event a commissioned sales agent or underwriter is engaged, we will file an amendment to this Offering Circular.

(3)	Does not include expenses of the Offering, including without limitation, legal, accounting, escrow agent, transfer agent, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.